CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form S-1 of One Horizon Group, Inc. of our report dated April 15, 2014, on our audits of the consolidated balance sheets of One Horizon Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statement of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2013, and for the period from July 1, 2012 to December 31, 2012. We also consent to the reference to us under the heading "Experts" in the Registration Statement.

Our report included an explanatory paragraph that related to the restatement of the consolidated financial statements as of December 31, 2012, and for the six months then ended, and for the year ended June 30, 2012.

Peterson Sullivan LLP

Seattle, Washington
February 5, 2015